Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad



FUNDRISE
FLAGSHIP FUND

It's time to buy

For arguably the first time since 2008, blue-chip real estate assets are available at a discount, as values have been largely crushed by record-breaking interest rate hikes.

The Fundrise Flagship Fund is aggressively expanding its **$1.3 billion private real estate portfolio**, aiming to invest hundreds of millions of dollars over the coming year. The Fund gives investors access to some of the most promising trends, including the increased demand for single-family rentals across the Sunbelt and the ever-expanding e-Commerce boom.

Learn more about the Fundrise Flagship Fund at **fundrise.com/postcard**.

New investment
Your portfolio has acquired a new property.

- BUILD-FOR-RENT
  67.6%
- MULTIFAMILY
  16.6%
- INDUSTRIAL
  15.8%

Build-for-rent

Rental home community in Savannah, GA

Investment size: **$19.6M**



FUNDRISE
FLAGSHIP FUND

Assets designed to harness the market's potential

The Fundrise Flagship Fund is one of the 25 largest interval funds in the world by total net asset value. Our portfolio is largely composed of build-for rent, multifamily, and industrial.

ASSET TYPE ALLOCATION

Build-for-rent	◯	**67.6%**
Industrial	◯	**16.6%**
Multifamily	◯	**15.8%**



Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Real Estate Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/campaigns/fund/flagship. Read them carefully before investing. This is just one example of many projects in the Fundrise Flagship Real Estate Fund. You can view all of the assets in the Fundrise Flagship Real Estate Fund at fundrise.com/campaigns/fund/flagship.

WHAT IS BUILD-FOR-RENT?

Build-for-rent focuses on building whole communities of new homes, in well-located areas primed for population growth driven by megatrends in technology, demographics, and affordability.



Highland Townhomes

EXAMPLE PROJECT

Location
Charleston, SC

Investment size
$73.4 million

Units
220

Table of Contents

Show Name: Masters in Business
Network: Bloomberg
Flight: February 2024

Buy low, sell high.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

Right now, high-interest rates have crushed the real estate market. Prices are falling and properties are available at a discount, which means Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: Masters in Business
Network: Bloomberg
Flight: February 2024

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: Masters in Business
Network: Bloomberg
Flight: February 2024

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand
is dropping and prices are falling, even for many of the best assets.
It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding
its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10
by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise
flagship fund before investing. This and other information can be found in the Fund's prospectus
at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: Masters in Business
Network: Bloomberg
Flight: February 2024

High-interest rates are crushing the real estate market, meaning many assets are available at a discount compared to previous valuations.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes at Fundrise.com/[SHOWURL].

Show Name: Planet Money, The Indicator, Up First
Network: NPR
Flight: January 2024

This advertisement comes from our paid sponsor, Fundrise.

Buy low, sell high.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

Right now, high-interest rates have crushed the real estate market. Prices are falling and properties are available at a discount, which means Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.
You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.

Show Name: Planet Money, The Indicator, Up First
Network: NPR
Flight: January 2024

This advertisement comes from our paid sponsor, Fundrise.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.

Show Name: Planet Money, The Indicator, Up First
Network: NPR
Flight: January 2024

This advertisement comes from our paid sponsor, Fundrise.

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand is dropping and prices are falling, even for many of the best assets.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10 by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.

Show Name: Planet Money, The Indicator, Up First
Network: NPR
Flight: January 2024

This advertisement comes from our paid sponsor, Fundrise.

High-interest rates are crushing the real estate market, meaning many assets are available at a discount compared to previous valuations.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes at Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network
Flight: January 2024

Buy low, sell high.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

Right now, high-interest rates have crushed the real estate market. Prices are falling and properties are available at a discount, which means Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network
Flight: January 2024

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network
Flight: January 2024

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand
is dropping and prices are falling, even for many of the best assets.
It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding
its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10
by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise
flagship fund before investing. This and other information can be found in the Fund's prospectus
at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: We Study Billionaires, Millennial Investing
Network: The Investors Podcast Network
Flight: January 2024

High-interest rates are crushing the real estate market, meaning many assets are available at a discount compared to previous valuations.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes at Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: The Personal Finance Podcast
Network: True Native Media
Flight: January 2024

Buy low, sell high.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

Right now, high-interest rates have crushed the real estate market. Prices are falling and properties are available at a discount, which means Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: The Personal Finance Podcast
Network: True Native Media
Flight: January 2024

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand is dropping and prices are falling, even for many of the best assets.
It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10 by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: The Personal Finance Podcast
Network: True Native Media
Flight: January 2024

High-interest rates are crushing the real estate market, meaning many assets are available at a discount compared to previous valuations.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes at Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: The Prof G Show, Pivot
Network: Vox
Flight: January 2024

Buy low, sell high.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

Right now, high-interest rates have crushed the real estate market. Prices are falling and properties are available at a discount, which means Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Show Name: The Prof G Show, Pivot
Network: Vox
Flight: January 2024

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand
is dropping and prices are falling, even for many of the best assets.
It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding
its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10
by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise
flagship fund before investing. This and other information can be found in the Fund's prospectus
at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: The Prof G Show, Pivot
Network: Vox
Flight: January 2024

High-interest rates are crushing the real estate market, meaning many assets are available at a discount compared to previous valuations.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes at Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: The Best One Yet
Network: Wondery
Flight: January 2024

Buy low, sell high.

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

Right now, high-interest rates have crushed the real estate market. Prices are falling and properties are available at a discount, which means Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: The Best One Yet
Network: Wondery
Flight: January 2024

Buy low, sell high.

It's a *simple* concept. But not necessarily an *easy* concept.

With real estate prices falling, Fundrise believes *now* is the time to expand the Fundrise Flagship Fund's billion-dollar real estate portfolio.

You can add the Fundrise Flagship Fund to your portfolio in minutes by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship. This is a paid advertisement.

Show Name: The Best One Yet
Network: Wondery
Flight: January 2024

Buy low, sell high: it's easy to say, hard to do.

For example, high-interest rates are crushing the real estate market right now. Demand
is dropping and prices are falling, even for many of the best assets.
It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding
its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes and with as little as $10
by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise
flagship fund before investing. This and other information can be found in the Fund's prospectus
at Fundrise.com/Flagship.This is a paid advertisement.

Show Name: The Best One Yet
Network: Wondery
Flight: January 2024

High-interest rates are crushing the real estate market, meaning many assets are available at a discount compared to previous valuations.

It's no wonder the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio over the next few months.

You can add the Fundrise Flagship Fund to your portfolio in just minutes at Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise flagship fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Flagship.This is a paid advertisement.







Fundrise
Sponsored ·

The Fundrise Flagship Fund is expanding its billion-dollar private real estate portfolio, aiming to invest hundreds of millions of dollars over the coming year.

The Fund gives investors access to some of the most promising macro trends, including the increased demand for single-family rentals across the Sunbelt and the ever-expanding eCommerce boom.

FUNDRISE
FLAGSHIP FUND
Blue-chip real estate for everyone
Access a diversified portfolio of real estate investment strategies with the Fundrise Flagship Fund.
Rental home community in Savannah, GA
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing.
This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

fundrise.com/flagship
Invest in real estate with the Fundrise Flagship...

Learn more















fundrise
Sponsored

FUNDRISE
FLAGSHIP FUND

Blue-chip real estate for everyone

Access a diversified portfolio of real estate investment strategies with the Fundrise Flagship Fund.

Your portfolio has acquired a new property.
Rental home community in Savannah, GA

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Learn more

fundrise The Fundrise Flagship Fund is expanding its billion-dollar private real estate portfolio, aiming to invest hundreds of millions of dollars over the coming year.

The Fund gives investors access to some of the most promising macro trends, including the increased demand for single-family rentals across the Sunbelt and the ever-expanding eCommerce boom.







fundrise
FUNDRISE
FLAGSHIP FUND
Blue-chip real estate for everyone
Access a diversified portfolio of real estate investment strategies with the Fundrise Flagship Fund.
Your portfolio has acquired a new property.
BUILD-FOR-RENT
MULTIFAMILY
INDUSTRIAL
LEARN MORE
Build-for-rent
Rental home community in Savannah, GA
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.





FUNDRISE
FLAGSHIP FUND
Blue-chip real estate for everyone
Access a diversified portfolio of real estate investment strategies with the Fundrise Flagship Fund.
Your portfolio has acquired a new property.
BUILD-FOR-RENT
MULTIFAMILY
INDUSTRIAL
fundrise
High interest rates have largely crushed the real estate market.... more
Rental home community in Savannah, GA
Sponsored
objectives, risks, charges, and expenses of the Fundrise Flagship Fund
This and other information can be found in the Fund's prospectus at
fundrise.com/flagship. Read them carefully before investing.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

A Billion-Dollar Fund's Big Bet on Housing

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

How $10 Can Get You a Piece of This Billion-Dollar Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. *Read them carefully before investing.*

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

Got $10? This Billion-Dollar Fund is Open For Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. *Read them carefully before investing.*

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

Got $10? Your Real Estate Portfolio Awaits

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

Got $10? Some of The Biggest Trends in Real Estate Are Open For Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the *Fund's prospectus*. *Read them carefully before investing.*

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

A Billion-Dollar Investment Strategy for Just $10?

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

Smarten Up, Americans. No Offense But Millions of Us Haven't Used These 5 Money Secrets

By The Penny Hoarder Staff

April 17, 2023



Here's the thing: *A lot* of people have already put these money secrets to good use. They've found hundreds of dollars in savings, secured their family's financials and padded their bank accounts.

Now it's your turn.

Putting all these secrets to use is actually easier than you might think. We're betting you can knock out at least three or four of these things right now — yes, even from your phone.

Go ahead and get in on these money secrets:

How do you know if it's time to buy or sell?

"Buy low, sell high" is often referred to as the golden rule of investing. But it's easier said than done.

Today's real estate market is an interesting test of the golden rule, with skyrocketing interest rates largely tanking the market over the past year. For long-term investors, though, is that a good thing or a bad thing?

For the **Fundrise Flagship Fund**, this market means one thing: **it's time to buy**. That's why the Flagship Fund plans to expand its billion-dollar portfolio by investing hundreds of millions more into this market.

The Flagship Fund's strategy focuses on acquiring residential and industrial assets that the Fund believes have high potential and positioning them for future growth. This is a sophisticated level of investing made accessible, even to newcomers. And you don't need a lot to get started.

With just $10, **you can add the Fundrise Flagship Fund to your portfolio today.**

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus*. Read them carefully before investing.*

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

A Billion-Dollar Fund's Big Bet on Housing

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

How $10 Can Get You a Piece of This Billion-Dollar Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

Got $10? This Billion-Dollar Fund is Open For Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

Got $10? Your Real Estate Portfolio Awaits

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

Got $10? Some of The Biggest Trends in Real Estate Are Open For Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

A Billion-Dollar Investment Strategy for Just $10?

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

If You Have More Than $1,000 in Your Checking Account, Here are 7 Money Moves

By The Penny Hoarder Staff



You've done it. You've built up a little cushion in your bank account — $1,000! It feels good, right? Those days of checking your account balance in a panic are behind you.

Congrats! You're on the right path. Now it's time to think about some longer-term goals. What do you want to accomplish next with your money? Do you need to save more? Do you want to buy a home someday? Invest?

What's the next step to take? What are some specific things you can do to elevate your finances?

We've got some ideas for you:

How do you know if it's time to buy or sell?

"Buy low, sell high" is often referred to as the golden rule of investing. But it's easier said than done.

Today's real estate market is an interesting test of the golden rule, with skyrocketing interest rates largely tanking the market over the past year. For long-term investors, though, is that a good thing or a bad thing?

For the **Fundrise Flagship Fund**, this market means one thing: **it's time to buy**. That's why the Flagship Fund plans to expand its billion-dollar portfolio by investing hundreds of millions more into this market.

The Flagship Fund's strategy focuses on acquiring residential and industrial assets that the Fund believes have high potential and positioning them for future growth. This is a sophisticated level of investing made accessible, even to newcomers. And you don't need a lot to get started.

With just $10, **you can add the Fundrise Flagship Fund to your portfolio today.**

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

A Billion-Dollar Fund's Big Bet on Housing

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

How $10 Can Get You a Piece of This Billion-Dollar Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

Got $10? This Billion-Dollar Fund is Open For Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

Got $10? Your Real Estate Portfolio Awaits

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

Got $10? Some of The Biggest Trends in Real Estate Are Open For Investment

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

A Billion-Dollar Investment Strategy for Just $10?

Seeing those new apartment complexes popping up in your neighborhood? Following the Sunbelt's single-family rental boom? Those aren't just some of the biggest trends in real estate—for those with enough dough, they're investment opportunities.

But now you don't have to mortgage your future to scrounge up enough money to get in the game.

The **Fundrise Flagship Fund** makes it easy for you to invest in a portfolio of single-family rentals, multifamily apartments, and industrial properties worth over $1 billion. The Flagship Fund is already one of the 25 largest interval funds in the world and owns more than 6,000 residential units located across the Sunbelt—the fastest-growing area of the country, accounting for 75% of U.S. population growth over the past decade.

With as little as $10, you can own a piece of the strategy already powering the Flagship Fund's billion-dollar portfolio.

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.

6 Strange Things Millionaires Do With Their Money, But Most of Us Have Never Tried

By The Penny Hoarder Staff



Getty Images

Life would be a whole lot easier if someone would just Venmo us $1 million, but unfortunately the chance of that happening is, well, probably zero. (Venmo doesn't allow transactions that large anyway.)

But even though our chances of becoming a millionaire are slim, we can still manage our money like one. No, we're not going to tell you how to buy hundreds of shares of Apple stock. Or how to pick out the perfect yacht.

These are simple money moves any normal, non-millionaire person can make *today*. Each tip can get you closer to achieving your big goals.

Take a look:

How do you know if it's time to buy or sell?

"Buy low, sell high" is often referred to as the golden rule of investing. But it's easier said than done.

Today's real estate market is an interesting test of the golden rule, with skyrocketing interest rates largely tanking the market over the past year. For long-term investors, though, is that a good thing or a bad thing?

For the **Fundrise Flagship Fund**, this market means one thing: **it's time to buy**. That's why the Flagship Fund plans to expand its billion-dollar portfolio by investing hundreds of millions more into this market.

The Flagship Fund's strategy focuses on acquiring residential and industrial assets that the Fund believes have high potential and positioning them for future growth. This is a sophisticated level of investing made accessible, even to newcomers. And you don't need a lot to get started.

With just $10, **you can add the Fundrise Flagship Fund to your portfolio today.**

This is a paid advertisement. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing.



Monday, January 8, 2024 by Snacks





Buy low, sell high

Arguably the most famous mantra in investing is, as we all know, easy to say and hard to do.

For example... In 2023, interest rates reached the highest levels we've seen in over two decades. The effects were widespread, but the real estate market in particular suffered major losses as demand dropped like a rock.

The classic investing question...do falling prices mean it's time to *bail* or time to *buy*?

For the Fundrise Flagship Fund, it's time to buy. The Fund is gearing up to take advantage of today's market by expanding its $1+ billion private real estate portfolio and plans to **invest hundreds of millions into well-located residential and industrial assets** over the next 12 months.

You can add the Flagship Fund to your portfolio right now, starting with as little as $10.

*Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's **prospectus**. Read them carefully before investing. This is a paid advertisement. Fundrise Flagship Fund is the marketing name for Fundrise Real Estate Interval Fund, LLC.*